CLIFTON STAR RESOURCES INC.

c/o 430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

905-726-8585

JUN 25, 2008 - 08:00 ET

Clifton Star Resources Announces Duquesne Drilling Results

VANCOUVER, BRITISH COLUMBIA--(Marketwire - June 25, 2008) - Clifton Star Resources Inc. (TSX VENTURE:CFO) is pleased to announce the following drill hole results from DQ07-18 to DQ-23 received from Expert Labs in Rouyn-Noranda, Quebec.

A total of fifty-one holes were drilled on the Duquesne along a 1,400 meter strike length west of the old workings on a structure that extends for 3,000 meters along the north side of the Porcupine-Destor Fault. The balance of the assay results that potentially hold the most promise with visible gold in a number of the core samples are still outstanding at the lab; lag time is now stretching out four months.

The following values for width and depth are in meters:

Drill hole #	Vein #	g/t Au	width	vertical depth from surface	dip: beginning	end

07-18	10	6.0	2.60	494	-73	-68
	20A	9.55	1.65	512
	20B	3.35	1.65	528
07-19	10	6.99	2.15	484	-73	-64
	20A	5.97	1.95	524
	20B	6.13	2.20	555
07-20	10	9.16	2.15	427	-70	-70
	20A	3.37	1.25	486
	20B	1.77	0.60	490
07-21	10	6.43	1.45	353	-73	-70
	20A	18.74	4.10	395
	20B	3.21	1.85	405
07-22	10	4.42	3.10	30	-70	-70
	20A	3.10	1.50	45
	20B	3.45	2.45	118
07-23	10	N/A			-70	-70
	20A	9.40	7.50	156
	20B	10.34	4.25	193

In order to ensure a timely response in the future from the assay lab Clifton Star has entered into an arrangement with Techni Labs of St. Germaine, Quebec where by paying a premium it will get assay results within three weeks and express requests in five days. This will allow for a steady flow of information from the properties. Clifton Star is extremely encouraged by the results and progress to date.

With the wide widths and new zones discovered on the Beattie it has contracted for an additional NQ drill. Four drills will be operating on the Beattie and Donchester properties and three on the Duquesne. For a junior exploration company such as Clifton Star this is an ambitious undertaking and it underscores the confidence management and its bankers have in the potential of the properties.

A Humphrey Spiral concentrator is in operation on the Beattie property to test the tailings for recoverability of the contained gold.

Peter Bevan, P Eng, has completed the NI43-101 report on the Beattie and upon review by management it will be sent to the TSX.

This News Release was prepared by Fred Archibald, P Geo, Vice-President of Exploration and he is deemed to be a Qualified Person.

The TSX does not guarantee the accuracy of this news release and it neither approves nor disapproves of its content.

FOR FURTHER INFORMATION PLEASE CONTACT:

Clifton Star Resources Inc.

Harry Miller

President

(425) 453-0355

Email: hacabell@hotmail.com

Or

pro-edge consultants inc. - Investor Relations

Tracy Weslosky or Fred Cowans

Managing Partners

(416) 581-0177 or Toll Free: 1-866-544-9622

Email: info@pro-edge.com